ZHONGCHAI MACHINERY, INC.
224 Tianmushan Road,
Zhongrong Chengshi Huayuan 5-1-602,
Hangzhou, 310007 P.R. China

October 19, 2010

FILED VIA EDGAR

Ms. Theresa Messinese
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Zhongchai Machinery, Inc. Form 10-K for Fiscal Year Ended June 30, 2010 Filed September 21, 2010 File No. 000-31091

Dear Ms. Messinese:

I am responding to your letter to me as the Chief Financial Officer of Zhongchai Machinery, Inc., dated September 30, 2010.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with Mr. Foti, and based on that conversation we understand that we may provide the intended responses in this letter for the Staff consideration before making the actual amendments in the Form 10-K, if any are required. Please feel free to contact Mr. Hudders.

Form 10-K for Fiscal Year Ended June 30, 2010
Item 3.  Legal Proceedings, page 19

1.	Please revise to disclose the change in control that resulted from the legal settlement that occurred in July 2009 as provided in this section in the June 30. 2009 Form 10-K.

Response

We will add a footnote to the financial statements discussing the settlement of the litigation filed in November 2008.  The proposed language for the footnote is set forth below.

Because we previously reported the litigation and its settlement in Forms 8-K and 10-Q and 10-K during the course of the litigation and settlement, we understand that there is no continuing requirement to disclose the litigation under Item 3, Legal Proceedings.

Proposed language for Form 10-K:

“In July 2009, the Company and Mr. Peter Wang agreed upon the terms of a settlement agreement to the investor law suit filed November 6, 2008.  The settlement agreement provided (i) for a third party, Ruihua International Limited ("Ruihua"), to purchase all the shares of common stock of the Company owned and held by the plaintiffs, (ii) upon the purchase of the shares, for the Company and Mr. Wang and each of the plaintiffs to exchange general mutual releases as to all matters arising concerning the plaintiffs' purchase and holding of the common shares of the Company, and (iii) for a stipulation to dismiss the action.  The settlement agreement was consummated on July 31, 2009.  The action was discontinued with prejudice by stipulation among all the parties which was signed and filed on July 31, 2009, and the stipulation was "so ordered" by the court on August 4, 2009.

In connection with the purchase by Ruihua of the shares sold to it as part of the settlement of the above described action, Ruihua also bought shares from another shareholder who was not a party to the action.  As a result of the two share acquisitions, Ruihua acquired a total of 17,431,104 shares, currently representing 61.88% of the issued and outstanding shares of common stock of the Company.  Ruihua does not have any registration rights with respect to the shares or other provisions related to control of the Company, such as the right to have specific representation on the board of directors or nominate potential directors for election, other than their rights as a shareholder under the certificate of incorporation and by laws of the Company and under the provisions of Nevada law and the United States securities laws. No change of control was consummated as a result of the above mentioned share purchase by Ruihua.

There was no accounting impact on the Company because the purchases by Ruihua as a third-party were of issued and outstanding shares.”

2.	In regard to the above, please tell us and revise to disclose how you accounted for the above transaction.

Response

See response to Staff Comment No. 1.

Item 7.  Management’s Discussion and Analysis of Financial Conditions and Result of Operations, page 23
Operating Results

3.
We note that despite a significant increase in sales and net income in fiscal year 2010, operating expenses decreased significantly during the same period. Specifically, we refer you to the Consolidated Statements of Operations whereby Selling, general and administrative expenses decreased by approximately $761,000 in amount and as a percentage of Sales from 42% to 12% in fiscal 2010 as compared to 2009. In your disclosure, the amounts that you cite as contributing factors for the .decrease only aggregate approximately $60,000.  You also state that professional fees decreased. However, your disclosure in Item 14 (Professional Accounting Fees and Services) show similar amount of fees in each fiscal year. Please clarify and explain accordingly.

Response

See response to Staff Comment 4 for suggested language.

4.
As this material reduction in selling, general and administrative expenses significantly impacted and changed your operating results from incurring an operating loss in fiscal 2009 to generating operating income in fiscal 2010, please provide us a table detailing the major changes in amounts and components and provide this information with more robust disclosure of the reasons and amounts of the material changes in this expense category. Please advise and revise, accordingly.

Response

Item	FS2009	FS2010	Remark
Corporate Expenses	$114,238	$52,170	This includes filing, office expenses, and travel, etc.
Legal Expenses	$67,100	$39,085
Legal Expenses for Defending	$59,611		The case settled in July 2009.
Legal Expenses for proposed restructuring	$125,023		There is no restructuring attempt in 2010
Audit Expenses	$93,000	$95,897	Slight increase by 3.12%
Market Promotion Services	$147,826	$81,745	Introduction of new gearbox in 2009
IBC Automotive SG&A	$213,902	0	IBC has been disposed in May 2009.
Payroll	$279,938	$127,148	Less executives and personals
Option &Warrant Charges	$108,789	$63,606
Zhongchai China SG&A (not include R&D)	$554,941	$636,837	Non-R&D SG&A has increased 14.76% as production scale increase
Zhongchai China R&D	$207,881	$163,504	As we completed gearbox development project in 2009
Shengte SG&A	$75,906	$27,367	As its business consolidated into Zhongchai China

Total	$2,048,155	$1,287,359

The summary of expense changes in 2010:

ITEMS	FY 2009	FY 2010	REDUCTION & INCREASE
IBC Automotive SG&A	$213,902	0	$(213,902)
Professional Service Expenses	$344,734	$134,982	$(209,752)
Payroll	$279,938	$127,148	$(152,790)
New Product Introduction	$355,707	$245,249	$(110,458)
Corporate Expenses	$114,238	$52,170	$(62,068)
Shengte SG&A	$75,906	$27,367	$(48,539)
Non-cash Charge	$108,789	$63,606	$(45,184)
Zhongchai China SG&A (Excluding R&D)	$554,941	$636,837	$81,896
Consolidated SG&A	$2,048,155	$1,287,359	$(760,796)

Below is the suggested revision to the language in the Form 10K on page 27.

“Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses for the company generally consist labor cost and related overhead costs for sales, marketing, finance, legal, human resources and general management. They also include the expenses recognized for stock-based compensation pursuant to FAS 123(R).

SG&A expenses decreased by $760,796 to $1,287,359 in the year ended June 30, 2010, from $2,048,155 in year ended June 30, 2009. SG&A expenses for fiscal years 2010 and 2009 mainly consist of selling expenses, research and development, labor costs and costs related to being a public company, including professional services related to auditing, legal and other services.   .

The decrease in SG&A expenses from 2009 fiscal year to 2010 fiscal year was mainly attributable to a reduction in legal expenses of about $212,649 as a result of settling litigation in 2009, the disposal of IBC Automotive which resulted in a reduction of about $213,902 of associated SG&A expenses and a reduction in certain promotion and research and development related expenses because product development for certain gearbox products was completed in fiscal year 2009.  The decrease was also due to savings from the consolidation of Shengte of $48,539. The Company reduced its personal count at the corporate level and implemented cost cutting measures in the fiscal year 2010, resulting in a reduction of payroll expense of approximately $152,790.  There was a non-cash expense of $63,606 recognized for stock based compensation related to stock options and warrants granted in the period pursuant to SFAS 123(R), however, this was less than in fiscal year 2009 by approximately $45,183.

Notwithstanding the overall decrease in expenses, there was an increase in SG&A expenses for Zhongchai China of about $81,896 to $636,837 in the year ended June 30, 2010, from $554,941 in fiscal year 2009, or 14.76%. This increase is mainly caused by the increase of production scale of Zhongchai China. Management believes that the SG&A of Zhongchai China will continue to increase as the production scale of Zhongchai China increases. Even though, the R&D expenses were decreased in fiscal year 2010, the management believes that it also will increase as the Company seeks to develop and introduce more new products in the near future.”

5.
We note that the period ended June 30, 2010 was the first fiscal year in at least four years that you have not incurred a net loss. We also note that you have attributed a portion of these positive results to taking advantage of the recovery of the domestic market in China and the Chinese government's economic stimulus plan. Please provide a discussion of this change in trend including management's assessment of the change and the expected impact on future periods.

Response

As there is no direct correlation between government stimulus and sales, the Company has modified the disclosure to indicate only a robust economic environment. Below is the suggested revision to the language in the Form 10K on page 26

“Revenue

Revenue increased by $6,059,882 or 123% to $10,983,800 for the year ended June 30, 2010, compared with $4,923,918, for the fiscal year ended June 30, 2009. Revenue for the year ended June 30, 2010, consisted of sales of gears and transmission gearboxes in China, for $5,061,608 and $5,922,192, respectively. The increase in gears and gearboxes sales in fiscal 2010 compared to the 2009 fiscal year was attributable to the Company’s expansion of its production capacity, the completion of new products and introduction of them into the market and the successful continued marketing efforts. Management believes that the overall economic recovery and economic stimulus efforts by the Chinese government has generated an expansive business climate which has created an environment conducive to sales by the Company. Management believes that the Chinese GDP will continue to grow at a robust rate over the next few years, which will have a beneficial effect on overall industrial development within the country, which can be expected to generate demand for the products that the Company sells.”

Liquidity and Capital Resources, page 27

6.
Reference is made to Note 11 (Other Current Liabilities) whereby you have a $2.6 million short-term amount due to Keyi for the purchase of the residual 25% equity (non-controlling interest) of Zhejiang Zhongchai. Please disclose the date this current liability is due and the capital resources that you anticipate using to liquidate this debt.

Response

We will add a sentence into the Liquidity and Capital Resources section on Page 27

“Liquidity and Capital Resources

As of June 30, 2010, Zhongchai China had assets equal to $19,896,194 that primarily was comprised of cash and cash equivalents and restricted cash of $1,586,407, net of account receivables, notes receivable and other receivables of $4,191,626, inventory of $2,680,666, and an advance payment of $4,993,607.  The advance payment represented an advance payment made by the Zhongchai China to Zhejiang Xinchai Holdings Co., Ltd. ("Xinchai Holdings"), for purchase of the land use right and plant building for Zhongchai China’s future production expansion. Zhongchai’s current liabilities as of June 30, 2010 were $9,003,684, which primarily were comprised of trade accounts payable and accrued expenses, notes payable, short-term loan and other payable. The $2.6 million due to Keyi to purchase the remaining 25% of non-controlling interests of Zhongchai China has been extended to the end of 2010. The Company anticipates being able to finance this obligation through either equity financing, subsidiary dividend, or a bank loan. At June 30, 2010, Zhongchai had working capital of $4,448,622. The Company believes that it has sufficient operating capital for its current operations.”

Consolidated Statement of Cash Flow, page F-5

7.
We note that you present restricted cash with cash & cash equivalents in the Consolidated Statements of Cash Flows Please present the changes in restricted cash apart from cash & cash equivalents. In this regard, cash flows relating to restricted cash should be included in the activities category (operating, investing or financing) as if there were no restrictions. As you disclose in note 3 (Restricted Cash) that the restricted cash is reserved for settlement of trade notes payable in connection with inventory purchases which are operating working capital items, it appears that you should consider whether classification within operating activities for the change in restricted cash is appropriate. Please advise and revise, accordingly.

Response

In considering presenting the changes in restricted cash apart from cash and cash equivalents, the Company reviewed ASC230-10-45-4, 14 and 15, and determined that as the restricted cash balances are reserved for settlement of trade notes payable through creditors, they are considered to be used for settling the amounts borrowed.  As such, it is more appropriate to classify the changes in restricted cash balances within financing activities.  The Company will revise the statement of cash flows for the years ended June 30, 2010 and 2009 accordingly.

8.
In the Investing Activity section in your Consolidated Statements of Cash Flows, we note that you disclose cash outflows of $2.2 million as an advance payment for purchase of land use rights and buildings and $2.473 million as payment of non-controlling interest for ownership buyback. However, the notes disclose the full $4.6 million as an advance payment (note 5) while the approximate $2.6 million on the purchase of the residual 25% equity (non-controlling interest) was still due to Keyi and reflected within current liabilities (note 11) as of the June 30, 2010.  Please clarify and revise the consolidated financial statements for consistency, as applicable.

Response

The advance payment made by the Zhongchai JV to Zhejiang Xinchai Holdings Co., Ltd, was about $4.6 million and was for the purchase of land use and building. The purchase was made by two payments. The first payment of $2.4 million was made on June, 2009 (In FY2009), which was presented in the “Consolidated Statements of Cash Flows— Advance payments” of last fiscal year 2009, which is not included in FY 2010. And the second payment of $2.2 million was made in July, 2009 (FY 2010), which was presented in the “Consolidated Statements of Cash Flows— Advance payments for purchase of land use rights and building” in fiscal year 2010.

There was $2.6 million due to Keyi for the purchase of the residual 25% equity of Zhongchai China. To avoid confusion, we have listed the cash inflows of $293,340 that presented the proceeds from Minority interest— 40% owned of Lisheng equity, and cash outflows of 166,614 which presented the adjustment in the procedure of consolidation separately from the purchasing of 25% minority interest of Zhongchai China.

Consolidated Statements of Cash Flows

	For the Years Ended June 30,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$1,072,405	$(1,132,190)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Noncontrolling interest	263,903	45,278
Depreciation and amortization	323,734	215,844
Loss on disposal of assets	4,847	-
Provision for bad debts	29,768	92,017
Stock based compensation	63,606	108,789
Non-cash payments of rent	-	3,750
Loss on disposal of a subsidiary-IBC	-	390,431
Changes in assets and liabilities:
Accounts receivable	(2,090,134)	(1,154,135)
Inventory	(1,098,936)	(322,261)
Notes receivable - trade	(47,470)	(95,257)
Advance payments	219,504	4,446,858
Other current assets	3,902	184,912
Accounts payable and accrued expenses	1,926,414	838,019
Trade notes payable	(173,760)	315,151
Taxes payable	168,795	54,145
Other current liabilities	2,684,033	118,561
Total adjustments	2,278,206	5,242,102

Net cash provided by operating activities	3,350,611	4,109,912

Cash flows from investing activities:
Changes in restricted cash	225,094	(315,151)
Notes receivable - other	35,000	(57,500)
Advance payments for purchase of land use rights and building	(2,200,050)	(2,355,134)
Additions to property and equipment	(393,720)	(368,312)
Additions to construction in progress	(272,436)	-
Payments to noncontrolling interest for ownership buyback	(2,600,000)
Proceeds from Minority-40% equity of Lisheng	293,340
Adjustment in the distribution of dividends	(166,614)
Loss on disposal of a subsidiary –IBC, net of cash		(178,965)

Net cash used in investing activities	(5,079,386)	(3,275,062)

Cash flows from financing activities:
Proceeds from (repayments of) short-term bank loans	(777,351)	2,197,500

Net cash provided by (used in) financing activities	(777,351)	2,197,500

Effect of foreign currency translation on cash	10,956	1,444

Net increase (decrease) in cash and cash equivalents	(2,495,170)	3,033,794

Cash and cash equivalents at beginning of year	3,990,767	956,973

Cash and cash equivalents at end of year	$1,495,597	$3,990,767

Note 2 – Long-Lived Assets, page F-8

9.
In your accounting policy, we note the disclosure that carrying value recoverability assessment is based on expected future discounted cash flows. From the guidance in ASC Topic 360-10-35-17, the assessment of impairment should be based on "undiscounted" (not discounted) cash flow. Please revise your accounting policy, as necessary.

Response

In researching ASC 360-10-35-17, the Company noted, “the carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).  As such, the Company will revise the accounting policy for long-lived assets as follows:

“In accordance with ASC Topic 360-10-35, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify business conditions, which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future undiscounted cash flows. If the total of the expected future undiscounted cash flows is less than the total carrying value of the assets, a loss is recognized for the difference between the fair value (computed based upon the expected future undiscounted cash flows) and the carrying value of the assets.”

Note 4 – Inventory, page F-12

10.
We note that you disclose inventories solely by type of product. As your products disclosure in the Business section (Item 1 - page 5) provides that you manufacture your products, please also present inventory amounts into its respective raw materials, work process and finished goods categories. Please also see the guidance in Rule 5-02(6) of Regulation S-X for any additional information that may be considered in your disclosure.  Please revise accordingly.

Response

Pursuant to your comment, we will add a table to Note 4 to disclose inventory amounts into its respective raw materials, work-in-process and finished goods categories.  Additional disclosure requirements under Rule 5-02(6) of Regulation S-X was provided in Note 2 to the financial statements under the caption “Inventory”.

The revised Note 4 will be presented as follows:

Inventory at June 30, 2010 and 2009 by product type:

	June 30, 2010	June 30, 2009
Gears products	$1,372,326	$885,559
Gearbox products	$1,307,940	$680,317
Others	$400	$2,569
Total	$2,680,666	$1,568,445

Inventory consisting raw materials, labor and manufacturing overhead at June 30, 2010 and 2009 consists of the following:

	June 30, 2010	June 30, 2009
Raw materials	$896,273	$676,471
Work in process	$487,235	$273,566
Finished goods	$1,297,158	$618,408
Total	$2,680,666	$1,568,445

Note 5 – Advance Payments, page F-12

11.
Reference is made to the approximate $5 million of Advance Payments that you presently classify as a current asset in the consolidated balance sheet. As you disclose that $4.6 million is an advance payment for the purchase of land use rights and buildings, it appears this advance payment for the ultimate purchase of the PP&E (operating facility and utility facility – see Item 2, Properties) and its real property (land) should be classified as a non-current asset in the consolidated balance sheet. Please re-evaluate the classification of this asset and revise as necessary.

Response

The full amount of the advance payment of approximately $4.6 million is expected to be consumed in three months from now upon completion of the title transfer for land use rights and of the construction of the buildings.  As such, we re-evaluated the classification and determined that it is appropriate to classify the aforementioned $4.6 million advance payment as a current asset.

************

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Sincerely,

/S/ Peter Wang

Peter Wang,
Chief Financial Officer